ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period
from 4 November 2013 to 6 January 2014

DATE	DETAIL

2 January 2014	Voting rights and capital (end of December issued share capital confirmed)

2 January 2014	Directors Interests – Steve Holliday participation in share save

10 December 2013	Directors Interests — Share Incentive Plan-monthly update

2 December 2013	Voting rights and capital (end November issued share capital confirmed)

7 November 2013	Directors Interests — Share Incentive Plan-monthly update

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcement:

21 November 2013: Half year results statement